Media Release 5 February 2021

Exhibit 99.1

James Hardie Announces Appointment of New Non-Executive Directors

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, has appointed Suzanne B. Rowland and Dean Seavers as independent non-executive directors of James Hardie effective 4 February 2021.

Ms Rowland has a diverse set of functional experiences and brings business leadership experience across a wide range of complex global specialty materials and industrial businesses. She most recently served as Group Vice President of the Industrial Specialties business at Ashland Global Holdings, Inc. from 2016 to 2019 where she led strong profitable growth across multiple end markets. Earlier in her career, Ms Rowland held senior executive positions at Tyco International and worked at Rohm and Haas Company for over twenty years, where she also held multiple senior executive roles. She is a resident of the United States.

Mr Seavers is a seasoned senior leader of transformation and turnaround strategies and currently serves as Chairman of Pacific Gas & Electric Utility. Mr Seavers most recently served as President and Executive Director of National Grid plc’s U.S. business, in which he led a fundamental business transformation with a focus on improving financial performance, safety and employee engagement. Prior to holding this position, Mr Seavers served in senior executive positions at Red Hawk Fire & Security LLC, United Technologies Fire & Security Corp. and GE Security and spent seven years with Tyco International, holding multiple senior operating roles. During this time, Mr Seavers advanced through learning and applying best in class operating systems and tools such as Lean and Six Sigma. He is a resident of the United States.

Ms Rowland and Mr Seavers’ full biographies are available on James Hardie’s investor relations website at www.ir.jameshardie.com.au.

Commenting on the appointments, Michael Hammes, Chairman of James Hardie, said “I am delighted that Suzanne and Dean have agreed to join our Board. Suzanne brings business leadership as well as valuable global experience in the building and construction industry, while Dean also brings a wealth of experience and knowledge of the building industry, operational excellence and retail and branding strategies. They will both be valuable additions to the Board.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2020; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by the James Hardie Board of Directors.

END

Media Release: James Hardie Appoints New Non-Executive Directors	1

Media Release 5 February 2021

Investor/Media/Analyst Enquiries:
Anna Collins

Telephone:	+61 2 8845 3356
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie Appoints New Non-Executive Directors	2